ATS Corporation
7925 Jones Branch Drive
McLean, VA 22102

February 2, 2010

Kevin Woody, Accounting Branch Chief
Howard Efron, Staff Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	ATS Corporation Form 10-K for the fiscal year ended December 31, 2008 File No. 0-51552

Dear Mr. Woody and Mr. Efron:

Thank you for your letter dated December 23, 2009 setting forth comments on the above-referenced Form 10-K for the fiscal year ended December 31, 2008.  This response is being filed on behalf of ATS Corporation (“ATS”).

This response letter has been filed via EDGAR, tagged as “CORRESP.”

Form 10-K for the year ended December 31, 2008

Form 10-K Cover Page

1.
We note that you have checked the box indicating your status as a "non-accelerated filer." Please tell us why you should not be considered a "smaller reporting company" as defined in Rule 12b-2 of the Exchange Act. We note that your public float for your common stock was less than $75 million. Please note that a company that qualifies as a smaller reporting company is required to check the appropriate box on its filings. See Release No. 33-8876 (Dec. 19, 2007), Section III.F.3.

Response:
We concur that the box indicating our status as a “smaller reporting company” should have been checked and will file accordingly if we continue to meet the requirements.  We will ensure that the appropriate box is checked in future filings.
In accordance with Item 404 of Regulation S-K we have no related party transactions to disclose.

Item 9A. Controls and Procedures, pages 37

2.	Please amend your filing to provide a conclusion on the effectiveness of disclosure controls and procedures in accordance with Item 307 of Regulation SK.

Response:

We have clarified the wording to include a conclusion in accordance with Item 307 of Regulation S-K.  We will amend our Form 10K to include the following language in Item 9A Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of December 31, 2008, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as amended (Exchange Act). Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures as defined by Rule 13a-15(c) of the Exchange Act are effective at a reasonable assurance level in timely alerting management, including the Chief Executive Officer and Chief Financial Officer, of material information about us required to be included in periodic SEC filings. However, in evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Financial Statements

Consolidated Statements of Operations, page 47

3.	Please tell us why you present two captions entitled "Net (loss) income" within your consolidated statements of operations.

Response:
The second caption entitled “Net (loss) income” was mislabeled and should have been stated as “Net Income (Loss) available to common shareholders diluted.”  This line item was included as part of the EPS disclosure, and was necessary for the year 2006 to reflect the adjustment that was required to be made to reduce net income by the gain from the change in fair value of the warrant obligation in arriving at diluted EPS.  A similar adjustment was not necessary in year 2007 as such adjustment would have been anti-dilutive.

Note 17 – Income Taxes, pages 76 to 77

4.
We note that you have recorded a valuation allowance of approximately $141,000 on a net deferred tax asset of $6.7 million as of December 31, 2008. Please explain why the valuation allowance is not larger in light of net losses recorded in the past two years as well as the impairments which were taken on goodwill and intangible assets during 2008 which you attributed to discounted cash flow analysis “reflecting unique business characteristics and future earnings potential”.

Response:
Our GAAP basis net losses for the previous two fiscal years were driven primarily by nondeductible differences.  For example the loss in 2007 was primarily related to the change in fair value of our warrant obligation, and the loss in 2008 was the result of an impairment charge on goodwill, the majority of which was not deductible for tax purposes.  As such, we had operating income prior to these adjustments for both 2007 and 2008, and likewise had taxable income in each year.  As our operations continue to be profitable, we expect to have taxable income in 2009 and in future periods that will enable us to fully utilize our deferred tax assets.

The Company will include disclosure similar to this response in future filings.

Comments on Proxy Statement

Executive Compensation, page 23

Compensation Structure/Elements, page 25

5.
We note that you review compensation paid to executive officers of your peer group.  To the extent you awarded compensation to an executive officer that was above or below the median of those in your peer group, please identify the officer and tell us why you awarded compensation to the officer at a level that was above or below the median.  Please include this discloser in future filings and tell us how you intend to comply.

Response:
Each named executive officer was awarded compensation below the median of those in the peer group.  The peer group data was discounted to reflect the relative size of the peer group companies compared to the Company.  However, the peer group data is only one of the factors that the Compensation Committee considers when determining the compensation for the executive officers.  As stated in the proxy statement, these other factors include: the competitiveness of executive compensation relative to our defined peers; the competitive labor market, individual performance; and other salary survey information, as well as retention considerations.

The Company will include this discussion in future filings.

Annual Incentive Bonus, page 26

6.
For each executive officer, please disclose the individual performance goals that are applicable to each named executive officer when determining their bonus payments and how they compared to actual results. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Response:

The Compensation Committee set an absolute EBITDA threshold of $12.0 million before any executive bonuses could be paid, and this $12.0 million absolute threshold was met.  The Compensation Committee then also established 2008 performance goals for the named executive officers responsible for the overall corporate performance, specifically Dr. Bersoff, Ms. Little, and Mr. Troendle.  These performance goals are based on the 2008 EBITDA, backlog and revenue objectives of the Company as set forth in the schedule below.  The actual performance results for 2008 are also referenced in the schedule.

		Threshold	Target	Maximum	Actual
Objective	Weighting	$	$	$	$
EBITDA	40%	13,600,000	14,200,000	15,300,000	13,100,000
Backlog	30%	280,000,000	300,000,000	330,000,000	178,438,000
Revenue	30%	155,000,000	163,000,000	170,000,000	131,549,000
		Absolute EBITDA threshold $12.0M

The Compensation Committee established a 20% band around each target bonus for each individual, calculating a potential threshold, target and maximum award based upon percentages of each named executive’s base compensation, as shown below.  The amount of the incentive award potential for each executive officer based on achieving varying levels of performance goals is also reflected in the schedule.  The award percentages listed in the table are of base compensation.

	Threshold		Target		Maximum
	Award	Threshold	Award	Target	Award	Maximum
Name	Percentage	Award ($)	Percentage	Award ($)	Percentage	Award ($)
Dr. Bersoff	60%	210,000	75%	262,500	90%	315,000
Ms. Little	48%	144,000	60%	180,000	72%	216,000
Mr. Troendle(1)	48%	54,000	60%	67,500	72%	81,000
(1) Beginning after August 11, 2008

Since the performance objectives were not achieved, the named executive officers did not receive a bonus for 2008 performance.

Long-Term Equity Incentive Compensation, page 27

7.
Please clarify whether there are any performance measures applicable to long term equity incentive awards or if these awards are discretionary. Please include this disclosure in future filings and tell us how you intend to comply.

Response:

The long-term equity incentive awards discussed in the 2008 proxy statement were discretionary.  As discussed in the proxy statement, however, the Compensation Committee considers current value, expected value at grant and the ownership percentage associated with the award to draw comparison amongst the recipients and make market comparisons to similarly situated executives in peer group companies.

The Company will discuss the basis for whether the awards are discretionary or based on specific performance measures in future filings.

On behalf of ATS, this is to acknowledge that:

•	ATS is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	ATS may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s attention to ATS’ filings and the opportunity to provide the foregoing responses to the Staff’s comments.  If you wish to discuss any of the foregoing responses to your comments, please call me at 571-766-2789.

Very truly yours,

/s/ Pamela A. Little